

16021507

SION

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**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| SEC FILE NUMBER |
|---|
| 8 - 66961 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 4/1/2015 (MM/DD/YY) AND ENDING 3/31/2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Toyota Financial Services Securities USA Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19001 South Western Avenue, NF10
(No. and Street)

| Torrance | CA | 90501 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas J. Ro — (310) 468-7758
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name -- *if individual, state last, first, middle name* )

| 601 South Figueroa Street, 9th Floor | Los Angeles | CA | 90017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |



**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

# OATH OR AFFIRMATION

I, Nicholas J. Ro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Toyota Financial Services Securities USA Corporation, as of March 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

[signature]
Signature

President, Treasurer
Title

see attached
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) A copy of the Exemption Report
- [X] (p) Independent auditor's report on Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT** **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California )
County of Los Angeles )

On May 20, 2016 before me, Kimberly H. Wright, Notary Public,
*Date* *Here Insert Name and Title of the Officer*

personally appeared Nicholas J. Ro
*Name(s) of Signer(s)*

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(ies), and that by his/~~her/their~~ signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.



KIMBERLY H. WRIGHT
Commission # 1988261
Notary Public - California
Los Angeles County
My Comm. Expires Aug 17, 2016
NNA1


Signature [signature]
*Signature of Notary Public*

*Place Notary Seal Above*

**OPTIONAL**

*Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document**

Title or Type of Document: TFSS USA Audited Financials Document Date: ______

Number of Pages: ______ Signer(s) Other Than Named Above: ______

**Capacity(ies) Claimed by Signer(s)**

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______



# Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)
**Index to Financial Statements**
**March 31, 2016**

Page


Report of Independent Registered Public Accounting Firm ........ 1

**Audited Financial Statements**

Statement of Financial Condition ........ 2
Statement of Income ........ 3
Statement of Shareholder's Equity ........ 4
Statement of Cash Flows ........ 5
Notes to Financial Statements ........ 6-11

**Supplementary Information**

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 ........ 12

Management's Exemption Report ........ 13

Report of Independent Registered Public Accounting Firm Required by SEC Rule 17a-5 ........ 14



pwc

## Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Toyota Financial Services Securities USA Corporation:

In our opinion, the accompanying statement of financial condition and the related statement of income, statement of shareholder's equity and of cash flows present fairly, in all material respects, the financial position of Toyota Financial Services Securities USA Corporation (the "Company") at March 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Computation of Net Capital under Rule 15c3-1 is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers L.L.P.

May 20, 2016

*PricewaterhouseCoopers LLP, 601 South Figueroa Street, Los Angeles, CA 90017*
*T: (213) 356 6000, F: (813) 637 4444, www.pwc.com/us*

## Toyota Financial Services Securities USA Corporation

(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)

**Statement of Financial Condition**

**March 31, 2016**

| | |
|---|---|
| **Assets** | |
| Cash | $ 2,871,616 |
| Deposit with and receivable from clearing broker | 275,387 |
| Deferred income taxes | 12,968 |
| Note receivable from affiliate | 8,000,00 |
| Other assets | 6,753 |
| Total assets | $ 11,166,724 |
| **Liabilities and Shareholder's Equity** | |
| Accounts payable and accrued liabilities | $ 79,542 |
| Income taxes payable | 381,345 |
| Total liabilities | 460,887 |
| Shareholder's equity | |
| Capital stock, $0.001 par value; 10,000 shares authorized; 2,500 issued and outstanding | 3 |
| Additional paid-in-capital | 249,997 |
| Retained earnings | 10,455,837 |
| Total shareholder's equity | 10,705,837 |
| Total liabilities and shareholder's equity | $ 11,166,724 |

See accompanying Notes to Financial Statements.

## Toyota Financial Services Securities USA Corporation

**(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)**

**Statement of Income**

**For the Year Ended March 31, 2016**

| | |
|---|---|
| **Revenues** | |
| Commissions | $ 2,862,500 |
| Interest income | 10,324 |
| Total revenues | 2,872,824 |
| **Expenses** | |
| Regulatory fees | $ 35,987 |
| Clearing fees | 100,322 |
| Operating | 90,207 |
| Total expenses | 226,516 |
| Income before income taxes | 2,646,308 |
| Provision for income taxes | 981,639 |
| Net income | $ 1,664,669 |

See accompanying Notes to Financial Statements.

## Toyota Financial Services Securities USA Corporation

(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)

**Statement of Shareholder's Equity**

**For the Year Ended March 31, 2016**

| | Capital Stock | | Additional Paid-In | Retained | |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Total |
| Balance at March 31, 2015 | 2,500 | $ 3 | $ 249,997 | $ 8,791,168 | $ 9,041,168 |
| Net income | – | – | – | 1,664,669 | 1,664,669 |
| Balance at March 31, 2016 | 2,500 | $ 3 | $ 249,997 | $10,455,837 | $ 10,705,837 |

See accompanying Notes to Financial Statements.



# Toyota Financial Services Securities USA Corporation

(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)

**Notes to Financial Statements**

**For the Year Ended March 31, 2016**

| | | |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ | 1,664,669 |
| Adjustments to reconcile net income to net cash provided by operating activities | | |
| Increase in deposit with and receivable from clearing broker | | (22,579) |
| Increase in deferred income taxes | | (4,449) |
| Increase in other assets | | (6,753) |
| Increase in accounts payable, accrued liabilities, and income taxes payable | | (45,331) |
| Total adjustments | | (79,112) |
| Net cash provided by operating activities | | 1,585,557 |
| **Cash flows from investing activities** | | |
| Net change in note receivable with affiliate | | (8,000,000) |
| Net cash used in investing activities | | (8,000,000) |
| Net decrease in cash and cash equivalents | | (6,414,443) |
| Cash and cash equivalents at the beginning of the year | | 9,286,059 |
| Cash at the end of the year | $ | 2,871,616 |
| | | |
| **Supplemental Disclosures** | | |
| Income taxes paid | $ | 1,032,633 |
| Cash paid for interest | $ | - |



**Toyota Financial Services Securities USA Corporation**
**(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)**
**Notes to Financial Statements**
**For the Year Ended March 31, 2016**

## 1. Nature of Operations

Toyota Financial Services Securities USA Corporation ("TFSS" or the "Company") was incorporated in Delaware on January 31, 2005 and commenced operations on November 15, 2005. TFSS is wholly owned by Toyota Financial Services Americas Corporation ("TFSA"), a California corporation, which is a wholly owned subsidiary of Toyota Financial Services Corporation ("TFSC"), a Japanese corporation. TFSC, in turn, is a wholly owned subsidiary of Toyota Motor Corporation ("TMC"), a Japanese corporation. TFSC manages TMC's worldwide finance operations. The Company's business is substantially dependent upon selling fixed income securities issued by Toyota Motor Credit Corporation ("TMCC"), which is a wholly owned subsidiary of TFSA.

TFSS is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and securities commissions in multiple states. TFSS was formed for the purpose of directly offering TMCC debt products to the United States debt market.

The Company has a clearing agreement with a non-affiliated broker dealer to process and clear all of the Company's securities transactions on a fully disclosed basis.

The Company is headquartered in Torrance, California and has no branches or sales offices. Administrative and back office support is provided by its affiliate, TMCC. Such services are governed by a Shared Expense Agreement between TMCC and the Company (Note 6).

## 2. Summary of Significant Accounting Policies

### Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America.

### Revenue Recognition

The Company earns commissions on securities transactions executed on behalf of its affiliate, TMCC. Revenues are recognized in the period in which the services are performed and are recorded on a trade date basis. Interest income is recorded when earned.

### Cash and Cash Equivalents

Cash equivalents, consisting primarily of money market instruments, represent highly liquid investments with original maturities of three months or less at purchase. The Company holds cash in financial institutions in excess of the FDIC insured limits. The Company periodically reviews the financial condition of the financial institutions to assess the credit risk. There were no cash equivalents at March 31, 2016.

### Deposit with and Receivable from Clearing Broker

Amounts March 31, 2016 represent a clearing deposit of $250,000 and other receivables from the clearing broker due to TFSS in the normal course of business. The Company incurred clearing fees of $100,322 to the clearing broker in fiscal year 2016.





2. **Summary of Significant Accounting Policies (Continued)**

**Fair Value Measurements**
The majority of the Company's assets and liabilities are carried at fair value on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company maintains policies and procedures to value financial instruments using the best and most relevant data available. Management believes that the fair value of financial assets and liabilities recognized on the statement of financial condition approximates carrying value due to their short-term nature.

*Fair Value Hierarchy*

**Level 1**: Quoted (unadjusted) prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

**Level2:** Quoted prices in active markets for similar assets and liabilities, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

**Level 3:** Unobservable inputs that are supported by little or no market activity may require significant judgment in order to determine the fair value of the assets and liabilities

As of March 31, 2016, and during the year then ended, the Company had no assets or liabilities classified as Level 2 or 3. There were no transfers between levels during the year.

**Income Taxes**
Income taxes are accounted for under the asset and liability method as required in accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes* (ASC 740). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing deferred tax assets or liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740-10 requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability.

The Company is part of the TFSA consolidated federal income tax return. TFSS does not file a separate state income tax return, but may be included in the consolidated/combined state income tax returns with Toyota Motor North America ("TMA") or other subsidiaries of TFSA. Federal and state income tax expense is generally recognized as if TFSS filed its tax returns on a stand-alone basis.

In those states where TFSS joins in the filing of consolidated or combined income tax returns, TFSS is allocated its share of the total income tax expense based on combined allocation/apportionment factors and separate company income or loss. TFSS pays TMA, TFSA

or its subsidiaries for its share of the consolidated federal and the consolidated or combined state income tax expense and is reimbursed for the benefit of any of its tax basis losses utilized in the consolidated federal and the consolidated or combined state income tax returns.

As of March 31, 2016, we remain under IRS examination for fiscal 2016 and 2015. The IRS examination for fiscal 2014 was concluded in the second quarter of fiscal 2016. There is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken or expected to be taken in future tax returns. The Company is also not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Subsequent Events**
In preparing the financial statements, management has evaluated subsequent events for potential recognition of disclosure from March 31, 2016 through May 20, 2016, the date of the financial statement issuance. Management has determined that there are no material transactions or events that would require recognition or disclosure in the financial statements through this date.





3. Regulatory Requirements

The Company, as a registered broker and dealer in securities, is subject to the uniform net capital rule of the SEC (Rule 15c3-1). The SEC requirements also provide that equity capital may not be withdrawn or distributions be paid if certain minimum net capital requirements are not met. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's financial statements. Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2016, the Company's net capital, as defined, was $2,686,116 which was $2,655,390 in excess of its required net capital of $30,726. The Company's aggregate indebtedness to net capital ratio was 0.17 to 1.

The Company is exempt from the SEC Rule 15c3-3 under the provision of section (k)(2)(ii) of such Rule as a broker or dealer who carries no customer accounts and clears all customer transactions on a fully disclosed basis through another clearing broker. Operating under such exemption, the Company has not prepared a Computation for Determination of Reserve Requirements for Brokers or Dealers.

**4. Provision for Income Taxes**

The provision for income taxes consists of the following:

| | For the Year Ended March 31, 2016 |
|---|---|
| **Current** | |
| Federal | $ 900,230 |
| State | 85,858 |
| Total current | 986,088 |
| Total deferred | (4,449) |
| Provision for income taxes | $ 981,639 |

The Deferred Income Tax asset on the Statement of Financial Condition represents amounts related to California State income taxes. This asset is expected to be fully realized.

A reconciliation between the U.S. federal statutory tax rate and the effective tax rate follows:

| | For the Year Ended March 31, 2016 |
|---|---|
| Provision for income taxes at U.S. federal statutory tax rate | 35.00% |
| State and local taxes (net of federal tax benefit) | 2.09% |
| Effective tax rate | 37.09% |

**5. Expense Recognition**

Expenses are recorded as incurred and disclosed within the Statement of Income.

**6. Related Party Transactions**

The Company has entered into a Shared Expense Agreement with TMCC to support the ongoing administration, marketing and operation of the Company. As part of this agreement, TMCC provides the Company with office space, office equipment, office supplies, administrative services and other services, including employee compensation, at no cost to the Company. Based on the Shared Expense Agreements, these costs approximate $190,865 for the year ended March 31, 2016. No amounts are due as of March 31, 2016 relating to the Shared Expense Agreement.

The Company has recorded income taxes payable of $381,345 to TMCC as of March 31, 2016.

As mentioned in Note 2, all commission revenues earned by the Company are related to securities transactions executed on behalf of TMCC. As mentioned in Note 10, the Company entered into a loan agreement with TMCC.





## 7. Fair Value Measurements

The following describes the valuation methodologies, key inputs and significant assumptions of assets measured at fair value on a recurring basis.

*Cash Equivalents*
Cash equivalents are comprised of money market investments and represent highly liquid investments with maturities of three months or less at purchase. Amounts invested in money market funds where quoted market prices are available are classified in Level 1 of the fair value hierarchy.

At March 31, 2016, the Company had no money market investments.

## 8. Commitments and Contingencies

The accounting guidance for guarantees requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. Due to the difficulty in predicting future events that could result in claims, the Company is not able to estimate a maximum exposure under these arrangements. However, the Company believes the risk of loss related to these arrangements is remote. As of March 31, 2016, there were no pending litigations or claims against the Company.

## 9. Concentration Risk

As discussed in Note 1, the Company's securities transactions are introduced on a fully disclosed basis to its clearing broker dealer. Off balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker dealer may charge any losses they incur to the Company.

The Company clears all of its trades through one clearing broker. The Company is required to maintain a deposit with its clearing broker, which can fluctuate, based on trading activities. In the event the clearing broker does not fulfill its obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparty to these transactions. The Company is exposed to credit risk from the potential inability of its clearing broker to perform in accordance with the terms of the contract. The Company monitors credit risk associated with its clearing broker.

## 10. Note Receivable from Affiliate

Amounts represent balances receivable under a promissory note entered into with TMCC in February 2016. Under this agreement TMCC can borrow up to $15 million from TFSS. Amounts receivable from TMCC under the agreement are $8 million at March 31, 2016. Interest is assessed at the equivalent of the US Federal Funds Rate, as published by Bloomberg Financial. Interest income earned for the year ended March 31, 2016 was $3,507 and is included with interest income in the statement of income. Interest receivable on the note was $2,522 at March 31, 2016.



# Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)
**Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1**
**March 31, 2016**

| | |
|---|---|
| **Net Capital** | |
| Shareholder's Equity | $10,705,837 |
| Less: Non-Allowable Assets | 8,019,721 |
| Net Capital before Haircuts on Security Positions | 2,686,116 |
| Haircut on Security Positions | - |
| Net Capital | $2,686,116 |
| Aggregate Indebtedness | $ 460,887 |
| **Computation of Basic Net Capital Requirement** | |
| 6 2/3% of Aggregate Indebtedness | 30,726 |
| Minimum Net Capital Requirement | 5,000 |
| Excess Net Capital | 2,655,390 |
| Net Capital less 10% of Aggregate Indebtedness | 2,640,027 |
| Aggregate Indebtedness/Net Capital | 0.17 |

There are no material differences between the Computation of Net Capital included above and the amounts reported on the Company's unaudited amended Form X-17A-5 Part II FOCUS filing as of March 31, 2016, filed on May 19, 2016.

## Toyota Financial Services Securities USA Corporation's
### Exemption Report

CRD #135978

Toyota Financial Services Securities USA Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5 "Reports To Be Made By Certain Brokers and Dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provision of 17 C.F.R §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provision in 17 C.F.R §240.15c3-3 (k) throughout the year ended March 31, 2016 without exception.

Toyota Financial Services Securities USA Corporation

I, Nicholas Ro, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature: ____________________

Title: President, Treasurer

Date: May 20, 2016


pwc

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors of
Toyota Financial Services Securities USA Corporation

We have reviewed Toyota Financial Services Securities USA Corporation's (the "Company's") assertions, included in the accompanying Toyota Financial Services Securities USA Corporation's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended March 31, 2016 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended March 31, 2016.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers L.L.P.

May 20, 2016

*PricewaterhouseCoopers LLP, 601 South Figueroa Street, Los Angeles, CA 90017*
*T: (213) 356 6000, F: (813) 637 4444, www.pwc.com/us*







## Report of Independent Accountants

To the Board of Directors of
Toyota Financial Services Securities USA Corporation:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of the Securities Investor Protection Corporation ("SIPC") of Toyota Financial Services Securities USA Corporation (the "Company") for the year ended March 31, 2016, which were agreed to by the Company, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended March 31, 2016. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement record entries, as follows:

| Payment | Amount | Support Obtained |
|---|---|---|
| Six months ended September 30, 2015 | $4,218 | Agreed to 10/26/15 outgoing wire from BoA account #1235383864 and traced to the General Ledger |
| Six months ended March 31, 2016 | $ 2,688 | Agreed to 4/25/16 outgoing wire from BoA account #1235383864 and traced to the General Ledger |
| **Total** | **$ 6,906** | |
| **Total per SIPC-7, Page 1, Item 2I** | **$6,905** | |
| **Difference** | **$1** | |

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended March 31, 2016 to the Total Revenue amount reported on page 2, item 2a of Form SIPC-7 for the year ended March 31, 2016, as follows:

| | |
|---|---|
| Total Revenue per the audited Form X-17A-5 report | $ 2,872,824 |
| Amount per Form SIPC-7, Page 2, Item 2a | $ 2,872,822 |
| **Difference** | $2 |

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

| **Adjustments:** | | |
|---|---|---|
| Commissions and clearance paid to other SIPC members in connection with securities transactions | $100,370 | Agreed to Form SIPC-7, Page 2, Item 2c(3) |



| Commissions and clearance paid to other SIPC members in connection with securities transactions | $100,322 | Agreed to the March 31, 2016 General Ledger |
|---|---|---|
| **Difference** | $48 | |

| **Adjustments:** | | |
|---|---|---|
| Other Revenue | $10,322 | Agreed to Form SIPC-7, Page 2, Item 2c (8) |
| Other Revenue | $10,324 | Agreed to the March 31, 2016 General Ledger |
| Difference | $2 | |

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ $.0025 on page 2, line 2e of $2,762,130 and $6,905, respectively, of the Form SIPC-7, as follows:

| Total Revenue per Form SIPC-7, Page 2, Item 2a | $2,872,822 |
|---|---|
| Total Additions per Form SIPC-7, Page 2, Item 2b | - |
| Total Deductions per Form SIPC-7, Page 2, Item 2c | $110,692 |
| | |
| SIPC Net Operating Revenues per Form SIPC-7, Page 2, Item 2d | $2,762,130 |
| **Difference** | - |
| | |
| Recalculated General Assessment @ 0.0025 | $6,905 |
| General Assessment @ 0.0025 per Form SIPC-7, Page 2, Item 2e | $6,905 |
| **Difference** | - |

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management, the board of directors of the Company and the specified parties and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers L.L.P.

May 20, 2016

**SIPC-7** (33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

**SIPC-7** (33-REV 7/10)

For the fiscal year ended 3/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066961 FINRA MAR
TOYOTA FINANCIAL SERVICES SECURITIES USA CORPORATION
19001 SOUTH WESTERN AVE NF 10
TORRANCE CA 90501

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed

Name and telephone number of person to contact respecting this form.

Clark Tucker (205) 721-0507

| | | |
|---|---|---|
| 2. A. | General Assessment (item 2e from page 2) | $ 6,905 |
| B. | Less payment made with SIPC-6 filed (exclude interest)<br>October 26, 2015<br>Date Paid | ( 4,218 ) |
| C. | Less prior overpayment applied | ( ) |
| D. | Assessment balance due or (overpayment) | 2,688 |
| E. | Interest computed on late payment (see instruction E) for ____ days at 20% per annum | |
| F. | Total assessment balance and interest due (or overpayment carried forward) | $ 2,688 |
| G. | PAID WITH THIS FORM:<br>Check enclosed, payable to SIPC<br>Total (must be same as F above) $ 2,688 | |
| H. | Overpayment carried forward $( ) | |

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Toyota Financial Services Securities, USA
(Name of Corporation, Partnership or other organization)



(Authorized Signature)

Financial & Operations Principal
(Title)

Dated the 21st day of April 20 16

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 4/1/2014 and ending 3/31/2015

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 2,872,822 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions | 100,370 |
| (4) Reimbursements for postage in connection with proxy solicitation | |
| (5) Net gain from securities in investment accounts | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | 10,322 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $______ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $______ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 110,692 |
| 2d. SIPC Net Operating Revenues | $ 2,762,130 |
| 2e. General Assessment @ .0025 | $ 6,905 |

(to page 1, line 2.A.)

## Charnock, Carol Y.

**From:** Madalena Nunes <Madalena_Nunes@toyota.com>
**Sent:** Thursday, June 16, 2016 11:35 AM
**To:** Charnock, Carol Y.
**Cc:** Daniel Earles; Nicholas Ro
**Subject:** RE: Annual Audt report for Toyota Financial Securities USA Corp. 8-66961

Good morning Ms. Charnock,
Thank you for your email. Please treat the document you have as the public document. We will exclude the confidential label on subsequent filings.

Regards,


**Madalena Nunes**
**Sr. Enterprise Compliance Administrator**
**Toyota Financial Services** | Enterprise Compliance – EF12
(310) 468-8118 office
(310) 974-5917 fax
9/80 Schedule B



always better service



**From:** Charnock, Carol Y. [mailto:CharnockC@SEC.GOV]
**Sent:** Wednesday, June 15, 2016 5:19 AM
**To:** Madalena Nunes
**Subject:** Annual Audt report for Toyota Financial Securities USA Corp. 8-66961

We are in receipt of your annual audit report for Toyota, but the only copy we received is marked "confidential Treatment Requested".

We cannot process a non-public document without having a separate bound statement of financial condition to be made available to the public. The Statement of Financial Condition usually includes the Part III facing page and oath, an abbreviated auditors opinion, the balance sheet and any notes applicable to the balance sheet.

According to your past filings, you have only submitted a public portion. Do you want us to treat this document as the public document and post it as such?

If not, I will need a scanned copy of the public document by COB on Friday.

Thank you for your prompt attention to this matter.

Carol